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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            KRUG INTERNATIONAL CORP.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    501067102
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                                 (CUSIP Number)

                             ROBERT M. THORNTON, JR.
                        900 CIRCLE 75 PARKWAY, SUITE 1300
                             ATLANTA, GEORGIA 30339
                                 (770) 933-7000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   MARCH 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out by our reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).


                         (Continued on following pages)


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  CUSIP No. 501067102              13D                               Page 2 of 5

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1.       NAME OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         ROBERT M. THORNTON, JR.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
         N/A
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3.       SEC USE ONLY



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4.       SOURCE OF FUNDS*


         PF, OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]


         N/A
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES
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                  7.     SOLE VOTING POWER
NUMBER
OF SHARES                283,024
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
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                  8.     SHARED VOTING POWER

                         0
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                  9.     SOLE DISPOSITIVE POWER

                         283,024
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                  10.    SHARED DISPOSITIVE POWER

                         0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         283,024
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
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14.      TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                     SCHEDULE 13D OF ROBERT M. THORNTON, JR.
              RESPECTING THE SECURITIES OF KRUG INTERNATIONAL CORP.


ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the no par value common stock (the "Common Stock") of Krug International Corp., an Ohio corporation (the "Issuer") whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. Mr. Thornton is the Chairman, President, Chief Executive Officer and Chief Financial Officer of the Issuer.

         Mr. Thornton has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Thornton is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of the Issuer's Common Stock held by Mr. Thornton were purchased with Mr. Thornton's personal funds through open market purchases. Mr. Thornton also holds warrants to purchase 37,540 shares of the Issuer's Common Stock that are presently exercisable at an exercise price per share of $8.625. Additionally, Mr. Thornton holds presently exercisable options to purchase 10,000 shares of the Issuer's Common Stock at an exercise price per share of $1.6875, as well as presently exercisable options to purchase 40,000 shares of the Issuer's Common Stock at an exercise price per share of $1.50.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Thornton's beneficial ownership of the Issuer's Common Stock now exceeds the five-percent threshold due to the issuance of compensatory stock options to Mr. Thornton on March 5, 2001 in his status as an executive of the Issuer. The Issuer granted Mr. Thornton options to purchase 200,000 shares of the Issuer's Common Stock as compensation, such shares becoming exercisable over a five-year period and having a five year term from the date first exercisable. The options to purchase 40,000 of such shares of the Issuer are immediately exercisable, necessitating the filing of this Schedule 13D, as Mr. Thornton's beneficial ownership of the Issuer's Common Stock now exceeds five-percent.


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         Mr. Thornton may, from time to time personally, acquire additional shares of the Issuer for investment. Except for such acquisitions and except for plans of the Issuer, if any, to which Mr. Thornton may be privy by reason of his status as an officer and director of the Issuer, Mr. Thornton personally has no current plans to engage in, cause or participate with others in, any acquisition or disposition of additional securities of the Issuer, any extraordinary corporate transaction or the sale of a material amount of assets of the Issuer or any of its subsidiaries or any change in the present board of directors or management of the Issuer or any other transaction contemplated by Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. Thornton beneficially owns 283,024 shares of the Issuer's Common Stock (which includes presently exercisable warrants and options to purchase 87,540 shares of the Issuer's Common Stock). Of those 283,024 shares, 157,284 shares are held by CareVest Capital, L.L.C. ("CareVest") which Mr. Thornton controls through his ninety percent (90%) ownership of CareVest. Mr. Thornton beneficially owns approximately 5.6% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

         (b) Mr. Thornton possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by him.

         (c) On March 5, 2001, Krug issued to Mr. Thornton options to purchase 200,000 shares of the Issuer's Common Stock at an exercise price of $1.50 per share. The options to purchase 40,000 of such shares of the Issuer's Common Stock are exercisable within sixty (60) days, giving Mr. Thornton beneficial ownership of such shares.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for his employment contract and employee and other stock options referred to in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 3, 2001                 /s/ Robert M. Thornton, Jr.
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                                    Robert M. Thornton, Jr.


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